ARG 9-21-2004

SO 9/21/04

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04013330

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21849

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/03 (MM/DD/YY) AND ENDING 06/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALPEN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7350 SW 187TH PLACE
(No. and Street)

ALOHA	OREGON	97007
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROGER BRUNDAGE (503) 259-3330
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAGINNIS & CAREY LLP
(Name – *if individual, state last, first, middle name*)

220 NW 2ND AVE., SUITE 1000	PORTLAND	OREGON	97209
(Address)	(City)	(State)	(Zip Code)

PROCESSED
SEP 22 2004
THOMSON
FINANCIAL

RECEIVED
SEP 09 2004
WASH. D.C. 208 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROGER BRUNDAGE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALPEN SECURITIES, INC., as of JUNE 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

OFFICIAL SEAL
MATTHEW PLUMLEE
NOTARY PUBLIC-OREGON
COMMISSION NO. 357328
MY COMMISSION EXPIRES APRIL 30, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAGINNIS & CAREY LLP
CERTIFIED PUBLIC ACCOUNTANTS SINCE 1945

Board of Directors
Alpen Securities, Inc.
Aloha, Oregon

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Alpen Securities, Inc. as of June 30, 2004, and the related statements of shareholders' equity, income, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alpen Securities, Inc. as of June 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Maginnis & Carey, LLP

Portland, Oregon
July 23, 2004

ONE PACIFIC SQUARE
SUITE 1000
220 NW 2ND AVENUE
PORTLAND, OREGON
97209-3971

TEL 503.227.0519
EMAIL INFO@MAGINNIS-CAREY.COM
FAX 503.295.1019
WEB WWW.MAGINNIS-CAREY.COM

ALPEN SECURITIES, INC.
Aloha, Oregon

FORM X-17A-5 PART IIA OF THE
FOCUS REPORT OF THE SECURITIES AND EXCHANGE COMMISSION
STATEMENT OF FINANCIAL CONDITION JUNE 30, 2004

ASSETS

Cash and equivalents	11,784
Receivable from clearing organization	31,761
Contract income receivable	2,900
Investments	49,577
Property and equipment (Note 2) Cost, less accumulated depreciation of $39,017	2,813
Prepaid expenses	62
Total other assets	87,113
Total assets	$98,897

LIABILITIES AND SHAREHOLDER'S EQUITY

Accrued expenses	13,521
Deferred income taxes	1,900
Total liabilities	15,421
Commitments and contingencies (Note 4, 6)	
Shareholder's equity	83,476
Total liabilities and shareholder's equity	$98,897

The accompany notes are an integral part of these financial statements.

ALPEN SECURITIES, INC.

FORM X-17A-5 PART IIA OF THE
FOCUS REPORT OF THE SECURITIES AND EXCHANGE COMMISSION
STATEMENT OF SHAREHOLDER'S EQUITY — YEAR ENDED JUNE 30, 2004

CAPITAL STOCK	
Common stock, no par value	
Authorized - 500 shares	
Issued and outstanding - 20 shares	6,667
RETAINED EARNINGS	
Balance, beginning of year	75,480
Net income	21,329
Dividends declared during the year, of $1,000 per share	(20,000)
Balance, end of year	76,809
TOTAL SHAREHOLDER'S EQUITY	$83,476

The accompanying notes are an integral part of these financial statements.

ALPEN SECURITIES, INC.

FORM X-17A-5 PART IIA OF THE
FOCUS REPORT OF THE SECURITIES AND EXCHANGE COMMISSION
STATEMENT OF CASH FLOWS — YEAR ENDED JUNE 30, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	21,329
Adjustments to reconcile net income to net cash provided by operating activities -	
Depreciation	2,328
Deferred income taxes	(2,368)
Changes in operating assets and liabilities -	
Receivable from clearing organization	(5,955)
Contract income receivable	2,633
Investments	5,331
Accrued expenses	8,211
Net cash provided by operating activities	31,509
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of property and equipment	(1,783)
CASH FLOWS FROM FINANCING ACTIVITIES	
Net payments on line of credit	(5,027)
Dividends	(20,000)
Net cash used by investing activities	(25,027)
NET INCREASE IN CASH AND EQUIVALENTS	4,699
CASH AND EQUIVALENTS, BEGINNING OF YEAR	7,085
CASH AND EQUIVALENTS, END OF YEAR	$11,784

The accompanying notes are an integral part of these financial statements.

THE COMPANY

Alpen Securities, Inc. was incorporated in 1977 under the laws of the State of Oregon. Its operations consist primarily of executing the purchases and sales of securities for the accounts of customers and perform securities related consulting activities. The Company's business office is located at 7350 SW 187th Place, Aloha, Oregon (Note 4).

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUES. Security transactions and related commission revenue and expense are recorded on a settlement date basis. In the opinion of management, there is no material difference between the use of the settlement date and the trade date in accounting for revenues.

CONCENTRATION OF CREDIT RISK. The Company maintains a receivable from its carrying broker. The receivable is collateralized by securities.

The Company bills at the completion of its consulting projects. Projects billed and completed at year end are classified as other receivables. Management has determined that an allowance for doubtful accounts is not required for these receivables.

The Company has cash in the form of deposits which may, at times, exceed depository insurance limits. The Company makes such deposits with high credit quality entities and has not incurred any credit related losses.

CASH AND CASH EQUIVALENTS. Cash and cash equivalents are stated at cost, which approximates market value. The Company considers highly liquid investments, with an original maturity date of three months or less, to be cash equivalents.

INVESTMENTS. Investments are securities valued at market value. Unrealized gains or losses on investments are included in results of operations.

PROPERTY AND EQUIPMENT. Property and equipment are stated at cost. Expenditures for renewals and improvements that add significantly to the useful life of an asset are capitalized and expenditures for repairs and maintenance are charged to income currently. When depreciable properties are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in income. Depreciation is computed primarily using an accelerated method over the estimated useful lives of the assets, ranging from five to seven years.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

INCOME TAXES. Income taxes are provided for all items included in the statement of income regardless of the period when such items are reported for income tax purposes. Any tax effect of the temporary differences between financial and income tax reporting is reflected in deferred income taxes in the financial statements. The significant temporary differences reflected in the deferred income taxes results from financial reporting and tax reporting depreciation differences and an operating loss available for deduction in future periods.

2. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Vehicles	15,224
Furniture and equipment	26,606
	41,830
Less accumulated depreciation	39,017
	$2,813

Depreciation expense for the year ended June 30, 2004 was $2,328.

3. INCOME TAX

The provision for income taxes at June 30, 2004 is as follows:

Current provision -	
Federal	-0-
State	10
	10
Deferred taxes (benefit)	(2,368)
Provision for income taxes	$(2,358)

At June 30, 2004, the Company had Federal and State net operating losses available for carryover to offset future taxable income. The carryovers expire as follows:

	Federal	State
June 30, 2019		$12,000
June 30, 2024	$11,500	

3. INCOME TAX - continued

Deferred income taxes reported in the accompanying balance sheet at June 30, 2004 is as follows:

	Current	Long-term	Total
Deferred tax assets	1,400		1,400
Deferred tax liabilities	(200)	(3,100)	(3,300)
	$1,200	$(3,100)	$(1,900)

4. LINE OF CREDIT

The Company has an agreement with its clearing organization which it may borrow up to 50% of the value of the stock in its investment account balance at an interest rate of 6%. The were no amounts due under this line at June 30, 2004.

5. RELATED PARTY TRANSACTIONS

The Company rents its office space from an officer of the Company. Rent expense for the period was $4,453.

6. NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. As a result, the minimum net capital required is the greater of $5,000 or 1/15th of the aggregate indebtedness, as defined. At June 30, 2004, the Company has a net capital and required net capital of $65,857 and $5,000, respectively, and a ratio of aggregate indebtedness to net capital of .21 to 1. Net capital and required net capital may fluctuate on a daily basis.

7. SHAREHOLDER AGREEMENT

The Company has a shareholder agreement in effect which restricts the transfer of shares of common stock. The agreement provides the Company with the option to purchase the shareholders' interest upon termination of employment, death, disability or normal retirement for an agreed upon purchase price and specific payment terms.

8. SUBSEQUENT EVENT

After year end, the Company received notice that the company that performs all clearing functions on behalf of Alpen Securities will not longer be offering clearing services. The Company will be required to transfer these functions to another service provider. Other service providers are available with whom the Company can contract for clearing services.

SUPPLEMENTARY INFORMATION

ALPEN SECURITIES, INC.
Schedule I

COMPUTATION OF NET CAPITAL UNDER RULE
15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION — JUNE 30, 2004

		2004
NET CAPITAL		
Total shareholders' equity		83,476
Less nonallowable assets		
Contract income receivable	2,900	
Prepaid expenses	62	
Furniture and equipment	2,813	
		5,775
Other additions		77,701
Deferred tax liability		1,900
Net capital before haircuts		79,601
Haircuts		13,744
Net capital		$65,857
AGGREGATE INDEBTEDNESS		
Total liabilities in statement of financial condition		15,421
Less deferred tax liability		1,900
Total aggregate indebtedness		$13,521
Ratio of aggregate indebtedness to net capital		0.21
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required		$5,000
Excess net capital		$60,857
Excess of capital at 1,000%		$64,505
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17a-5 as of June 30, 2004)		
Net capital as reported in Company's Part IIA (unaudited)		61,589
Add back for deferred tax liability and other		4,268
Adjusted net capital		$65,857

EXEMPTIVE PROVISION

The Company is exempt from Rule 15c3-1 in that the Company does not receive or hold any customer securities or cash.

ALPEN SECURITIES, INC.

(An Oregon Corporation)

- - - - -

Independent Auditors' Report on Internal Control
Required by Rule 17a-5

As of June 30, 2004

MAGINNIS & CAREY LLP

CERTIFIED PUBLIC ACCOUNTANTS SINCE 1945

Board of Directors
Alpen Securities, Inc.
Portland, Oregon

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17A-5

In planning and performing our audit of the financial statements and supplemental schedules of Alpen Securities, Inc. for the year ended June 30, 2004, we considered it internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

ONE PACIFIC SQUARE
SUITE 1000
220 NW 2ND AVENUE
PORTLAND, OREGON
97209-3971

TEL 503.227.0519
EMAIL INFO@MAGINNIS-CAREY.COM
FAX 503.295.1019
WEB WWW.MAGINNIS-CAREY.COM

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of June 30, 2004, to meet the SEC's objective.

This report recognizes that it is not practicable in an organization the size of Alpen Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and that, alternatively, greater reliance must be place on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used and should not be used by anyone other than these specified parties.

Maginnis & Carey, LLP

Portland, Oregon
July 23, 2004